News Release

Alexco Increases Bellekeno Resource in Keno Hill District: Initial Mineral
Resource Estimate Released

November 13, 2007 Vancouver, British Columbia -- Alexco Resource Corp. (TSX: AXR) ("Alexco") is pleased to announce a Mineral Resource Statement for the historic Bellekeno Mine, located in the Keno Hill silver district, Yukon Territory. The stated resource incorporates results from the 2006/2007 Alexco drilling and includes a new estimate for the Southwest Zone, one of the three zones that comprise the Bellekeno silver deposit. The resources for the other two zones, 99 and East, are based on a re-classification of an historical polygonal resource done by United Keno Hill Mines (“UKHM”) in 1997. The total stated resource represents a significant increase in tonnage and grade over the previously reported historic resource.

Highlights

  SRK has completed a Mineral Resource Statement for the historic Bellekeno mine located in the Keno Hill district, YT. The total Inferred Resource for the Bellekeno Mine is stated at 356,000 tonnes grading 1,630 grams per tonne Ag, 20.3% Pb and 5.9% Zn.

  Compared to the historic resource, total contained silver has increased approximately 84% to 18.7 million ounces, and contained silver equivalent ounces have increased approximately 82% to 32.2 million contained silver equivalent ounces*.

  The new estimate represents a tonnage increase of 35% over the historic UKHM resource. Silver grades have increased 37% and lead grades have increased 75%.

  Bellekeno metallurgical testing to be completed soon; metal recoveries ranging from 85- 95% expected.

  Mine planning and engineering studies in progress, underground exploration/development permitting process begun.

  The current consolidated Bellekeno resource estimate incorporates 2006/2007 Alexco drill results for the Southwest Zone only and does not include recent work from the 99 and East Zones. A further update to this resource is expected in Q1 of 2008.

Head Office	T. 604 633 4888

Alexco Resource Corp.	F. 604 633 4887
200 Granville Street
Suite 1920
Vancouver, BC V6C 1S4

Bellekeno 43-101 Compliant Estimate Expands Resource

SRK Consulting (Canada) Inc. (“SRK”) has recently completed a Mineral Resource Statement for the Bellekeno Mine. The resource estimate was completed by G. David Keller (P.Geo.), Principal Resource Geologist with SRK and a Qualified Person as defined by National Instrument 43-101 ("NI 43-101"). Mr. Keller has reviewed and verified the contents of this release.

The resource model concerns three zones along the main Bellekeno “48” vein: Southwest, 99 and East Zones. For the Southwest Zone, SRK constructed a new resource estimate using a geostatistical block modeling approach constrained by wireframe. For the 99 and East Zones, SRK re-classified an historical polygonal resource estimate after auditing the methodology used by UKHM in 1997. All mineral resources are classified as Inferred Mineral Resources following the CIM Definition Standards for Mineral Resources and Mineral Reserves (December 2005) guidelines.

The total Inferred Resources for the Bellekeno Mine are stated at 356,000 tonnes grading 1,630 grams per tonne Ag, 20.3% Pb and 5.9% Zn for 18.7 million ounces of contained silver and 32.2 million contained equivalent ounces* silver using a cutoff grade of 500 grams per tonne silver for the Southwest Zone and 15 ounces per ton for the 99 and East Zones. Table 1 below summarizes the resource estimate for all three zones that comprise the Bellekeno resource area. The new resource estimate represents a 35% or 91,700 tonne increase and a 37% or 12.8 ounces per ton increase in silver grade compared to the prior historical Bellekeno resource.

* Silver (Ag) equivalent ounces calculated based on metal prices of US$525/oz Au, US$8.00/oz Ag, US$0.45/lb Pb, and US$0.75/lb Zn; metallurgical recoveries not considered.

Since 2006 Alexco Resource Corp has completed approximately 14,700 meters of surface diamond drilling (HQ and NQ) in the Bellekeno area to validate known resources and expand resources down plunge, down dip and along strike, especially within the silver-lead rich Southwest Zone and the zinc rich East Zone. Prior to Alexco’s confirmation drilling a historic non 43-101 resource estimate was prepared in 1997 by Keno Hill mine staff. This historic resource is shown in Table 2.

Table 1: Consolidated NI 43-101 Compliant Resource Statement** for the Bellekeno Deposit, SRK Consulting, November 10, 2007.

Category	Zone	Tonnage	Ag	Pb	Zn	Au
		[Tonnes]	[gpt]	[%]	[%]	[gpt]
Inferred	99***	55,700	1,593	11.1	5.5	0.0
	East***	22,300	1,056	5.3	7.1	0.2
	Southwest****	278,000	1,683	23.4	5.9	0.4
Total Inferred		356,000	1,630	20.3	5.9	0.3

**	Mineral resources are not mineral reserves and do not have demonstrated economic viability. All figures have been rounded to reflect the relative accuracy of the estimates.
***	Reported at a cut-off of 15 ounces per ton silver. Silver grades capped at 100 ounces per ton.
****	Reported at a cut-off of 500 grams per tonne silver. Silver grades not capped.

Table 2: Historic Mineral Resource1 for the Bellekeno Deposit, UKHM, March 1997.

Resource Category	Tonnage	Ag	Au	Pb	Zn	Ag Eq*	Ag Eq*
	(Tons)	(oz/ton)	(oz/ton)	(%)	(%)	(oz/ton)	(Moz)
(Imperial original reporting units)
Measured & Indicated	253,300	36.5	0.01	12.4	7.1	64.4	16.3
Inferred	38,000	23.0	0.01	6.0	4.0	37.9	1.4
(Metric converted units)
	(Tonnes)	(g/tonne)	(g/tonne)	(%)	(%)
Measured & Indicated	229,900	1,251	0.34	12.4	7.1
Inferred	34,400	789	0.34	6.0	4.0

1. Historical mineral resource estimate prepared by Keno Hill mine staff before the development of NI43-101. This historical resource estimate that is considered relevant should not be relied upon. Alexco does not consider this estimate current. Mineral resources are not mineral reserves and do not have demonstrated economic viability. All figures have been rounded to reflect the relative accuracy of the estimates. Resource reported at a 15 oz/t silver cut-off. Silver grades capped at 100 ounces per ton.

The current consolidated resource estimate shown in Table 1 incorporates results from the 2006/2007 Alexco drill results for the Southwest Zone only and does not include recent work from the 99 and East Zones. A further update to this resource is expected in Q1 of 2008.

Metallurgy

SGS-Lakefield is currently finalizing metallurgical test work on a drill core composite from the Bellekeno Southwest zone obtained in 2006. Initial results confirm overall silver and base metal recoveries in the range of 85-95% can be obtained using a conventional lead and zinc floatation process.

Planned Development, Mine Planning, Permitting

Preliminary mine planning and engineering studies in preparation for underground exploration are underway under the direction of Tim Hall, Alexco’s Manager, Project Development. Currently the following studies are ongoing:

  Preliminary and conceptual mine planning and backfill
  Ground Control and rock mechanics
  Scoping study level CAPEX and OPEX costs
  Engineering studies for power generation
  ABA analysis
  Hydrology
  Metallurgy and flow sheet development

Appropriate permit applications are being prepared, to allow for underground exploration and definition drilling of the Bellekeno deposit. Alexco anticipates that once appropriate permits are in hand, a decline extending approximately 633 meters to the historic workings will be driven and approximately 2300 meters of historic rehabilitation will be completed. The excavated dimensions of the decline will be approximately 5 meters in width by 4 meters in height and will allow access of exploration and production equipment.

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill district produced more than 217 million ounces of silver with average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government's Minfile database). The historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers. The Keno Hill district is the second-largest historical silver producer in Canada.

About Alexco

Alexco's business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company's core competencies which include management of environmental services, execution of mine reclamation and closure operations and if appropriate, rejuvenation of exploration and development activity. NovaGold Resources Inc. with a 19% equity interest is Alexco's largest shareholder.

For more information contact Clynton R. Nauman, President and Chief Executive Officer of Alexco, by telephone at 604-633-4888 or by email to info@alexcoresource.com or visit the Company's website at www.alexcoresource.com.

Some statements in this press release contain forward-looking information. These statements include, but are not limited to, statements with respect to the entering into of agreements, the closing of transactions and the expenditure of funds. These statements address future events and conditions and, as such, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of to be materially different from any future results, performance or achievements expressed or implied by the statements. Such factors include, among others, the timing of transactions, the ability to fulfill certain conditions, the ability to raise funds and the timing and amount of expenditures.